Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/10/2022:

 75,695,325 Common Shares

Date: November 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On October 5, 2022, the Issuer announced that it closed the second tranche of its non-brokered private placement initially announced on August 19, 2022 (the “Private Placement”), consisting of 1,112,504 Common Shares at a price of US$0.50 per Common Share for aggregate proceeds of US$556,252 (the “Second Tranche”), increasing the total amount raised from the Private Placement to approximately US$3 million. Marc Lustig, Executive Chairman and Director of the Issuer, subscribed for 1,112,504 Common Shares in the Second Tranche for aggregate proceeds of US$556,252.

As a result of the participation by Mr. Lustig, the Second Tranche is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of Mr. Lustig’s participation in the Private Placement was below 25% of the Issuer’s market capitalization for purposes of MI 61-101.

•
On October 12, 2022, the Issuer and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting the Issuer the exclusive right to launch the BLKMKT brand in the Israeli medical cannabis market. Under the terms of the Licensing Agreement, a subsidiary of Avant will license the Issuer’s premium- cannabis flagship BLKMKT brand to an Israeli subsidiary of the Issuer for use on the Issuer’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant, and sold to the Issuer’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT brand into the Issuer’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between Avant and the Issuer over the past two years.

•
On October 20, 2022, the Issuer held its annual general and special meeting of shareholders at which time all matters put to shareholders were approved including the election of directors to the board of directors of the Issuer (the “Board”), the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditor of the Issuer, the adoption of new modernized articles of the Issuer, and the consolidation of all of the issued and outstanding Common Shares of the Issuer at a ratio of between six (6) and ten (10) pre-consolidation Common Shares for every one (1) post-consolidation Common Share, as and when determined by the Board.

•
On October 26, 2022, the Issuer announced that its legacy strain, Roma, was voted as the Favourite Strain of the Month in August 2022 by ‘Cannabis’, one of Israel’s leading cannabis blogs for Israeli medical cannabis patients. The Issuer believes its recent rebranding and restructuring initiatives have significantly contributed to the growing market momentum in Israel.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on integrating and managing its international assets and supply chain in order to maximize company-wide revenue and margins, and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer entered into the Licensing Agreement as described in Section 1. Avant is not a Related Person of the Issuer.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On October 3, 2022, the voluntary liquidation procedure of IMC International Medical Cannabis Portogal, Unipessoal Ltd., a former subsidiary of IMC Holdings Ltd,,was completed. Describe the acquisition of

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

The block letters “IMC” were registered as a trademark in Canada for a term of 10 years, until 26 September 2032.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

11.	In October 2022, the Issuer hired 14 employees and 23 resignations or terminations of employees occurred.

12.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

13.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

•
As previously disclosed, on June 30, 2021 a claim was filed to Beer Sheva Magistrate Court (the “Court”), by the municipal committee presiding over planning and construction in southern Israel against Focus Medical, Focus Medical’s directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating the farm in Sde Avraham that was operated by Focus Medical (the “Construction Proceedings”).

•
On December 6, 2021 the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. In October 2022,  the Court  postponed the initial hearing to January 8, 2023, and ruled that if the parties do not reach an agreement by December 18, 2022, a decision will be made on the motion request for dismissal filed by Focus Medical.

14.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

As previously disclosed, in March, 2022, the Issuer’s subsidiaries Trichome JWC Acquisition Corp. (“TJAC”). and MYM Nutraceuticals Inc. (“MYM”) expanded the limit on their revolving credit facility (the “Facility”) with a private Canadian creditor (the “Creditor”) from CAD$10 million to CAD$15 million. The Facility was also renewed for an additional 12-month period. TJAC first entered into the Facility in May 2021, which was subsequently amended in August of 2021 and March of 2022.

During October 2022, TJAC defaulted on the Facility and the related security agreements issued by the Creditor. A number of the Issuer’s other Canadian subsidiaries are guarantors of the Facility, and each has provided security, along with TJAC, for the obligations owing thereunder. TJAC continues to work with the Creditor to resolve the matter.

15.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	1,112,504	Issued as the Second Tranche, as further detailed in Section 1	US$556,252 to be used for general working capital purposes.

(1)          State aggregate proceeds and intended allocation of proceeds.

16.	Provide details of any loans to or by Related Persons.

Not Applicable.

17.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

18.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in Issuer’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Issuer’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the operations of the Issuer could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 7, 2022

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End October 2022	Date of Report YY/MM/D 2022/11/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/